Southern States Power Company, Inc. .
                         4505 Allstate Drive, Suite 108
                           Riverside, California 92501

April  21,  2004

VIA  EDGAR
----------
Securities  and  Exchange  Commission
450  Fifth  Street  N.W.
Washington,  DC  20549

Re:     Southern  States  Power  Company,  Inc.
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        Request  to  Withdraw  Registration  Statement  on  Form  S-8
        -------------------------------------------------------------
        (File  No.  333-111351)
        -----------------------

Ladies  and  Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Southern States Power Company, Inc., a Delaware corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-111351) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a).

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 19, 2003.

Based upon recent communications, the Company has determined that the Consulting Agreement and Registration Statement as filed had not been approved by the Company's Board of Directors. Since the Company does not intend to approve and/or ratify the Consulting Agreement, the Board of Directors and management of the Company believe that withdrawal of the Registration Statement is appropriate.

If you have any questions regarding this application for withdrawal, please contact Marc R. Tow, Esq. of Marc R. Tow & Associates, legal counsel to the Company, at 949-975-0544.

Sincerely,

/s/ Harrison  McCoy
Harrison  McCoy
President


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